SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2009

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2009, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 9, 2009, entitled "DEALING IN SECURITIES BY DIRECTORS".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 10, 2009

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROO

("DRDGOLD" or "the company")

DEALING IN SECURITIES BY DIRECTORS

1. DRDGOLD announces that, in respect of the twelve-month allocation of DRDGOLD ordinary share options ("share options") to employees in terms of the DRDGOLD (1996) Employee Share Option Scheme (as amended) ("the Share Option Scheme"), a total of 4,560,000 share options were allocated to 58 senior members of staff on 20 October 2008.

2. In compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, the following information is disclosed regarding the acceptance of share options on 9 February 2009 by directors and officers of DRDGOLD and its major subsidiaries in terms of the Share Option Scheme.

Name:	DJ Pretorius – Chief Executive Officer of DRDGOLD
Number of share options:	291,052
Strike price:	R 3.50

Name:	CC Barnes - Chief Financial Officer of DRDGOLD
Number of share options:	213,845
Strike price:	R3.50

Name:	TJ Gwebu – Company Secretary of DRDGOLD
Number of share options:	130,752
Strike price:	R3.50

Name:	CM Symons - Director of Crown Gold Recoveries (Pty) Limited
Number of share options:	221,543
Strike price:	R3.50

Name:	M Burrell - Director of Blyvooruitzicht Gold Mining Company Limited
Number of share options:	76,278

Strike price:	R3.50
Name:	C Russouw - Director of Blyvooruitzicht Gold Mining Company Limited
Number of share options:	228,833
Strike price:	R3.50
Name:	AJ Hamman - Director of Crown Gold Recoveries (Pty) Limited
Number of share options:	50,000
Strike price:	R3.50
Name:	HN Gouws - Director of Crown Gold Recoveries (Pty) Limited
Number of share options:	156,916
Strike price:	R3.50
Name:	WSO O'Brien - Director of Blyvooruitzicht Gold Mining Company Limited
Number of share options:	130,000
Strike price:	R3.50

3. The share options referred to in paragraphs 1 and 2 above represent direct, beneficial interests in DRDGOLD ordinary shares and vest in the manner set out in the table below:

Vesting date	Percentage of share options which vest
20 April 2009	25%
20 October 2009	25%
20 October 2010	25%
20 October 2011	25%

The price as at the close of trade on Friday 6 February 2009 of DRDGOLD ordinary shares on the JSE Limited was R7.64

In accordance with DRDGOLD's corporate governance principles and in terms of paragraph 3.66 of the JSE Limited Listings Requirements, prior clearance for the acceptance of the above allocations has been obtained from the Remuneration Committee of DRDGOLD.

Randburg
9 February 2009
Sponsor
QuestCo Sponsors (Pty) Limited